UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200,

Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 11, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30,	June 30,	March 31,	December 31,
	2016	2016	2016	2015
	$	$	$	$
Revenue	206,559	201,517	190,816	195,677
Cost of sales	161,705	149,715	149,720	149,885

Gross profit	44,854	51,802	41,096	45,792

Gross margin	21.7%	25.7%	21.5%	23.4%
Selling, general and administrative expenses	27,338	26,282	23,384	25,765
Research expenses	2,287	2,734	2,542	2,753

	29,625	29,016	25,926	28,518

Operating profit before manufacturing facility closures, restructuring and other related charges	15,229	22,786	15,170	17,274
Manufacturing facility closures, restructuring and other related charges	6,329	2,090	1,733	2,683

Operating profit	8,900	20,696	13,437	14,591
Finance costs
Interest	1,158	1,022	982	1,036
Other expense (income), net	270	411	(91)	504

	1,428	1,433	892	1,540

Earnings before income tax expense (benefit)	7,472	19,263	12,545	13,051
Income tax expense (benefit)
Current	30	3,197	2,076	2,592
Deferred	1,192	2,408	940	(7,033)

	1,222	5,605	3,016	(4,441)

Net earnings	6,250	13,658	9,530	17,492

Earnings per share
Basic	0.11	0.23	0.16	0.30
Diluted	0.10	0.22	0.16	0.29
Weighted average number of common shares outstanding
Basic	58,696,647	58,657,691	58,655,667	58,802,897
Diluted	60,870,914	60,834,393	60,035,667	60,316,201

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30,	June 30,	March 31,	December 31,
	2015	2015	2015	2014
	$	$	$	$
Revenue	200,635	196,586	189,009	200,750
Cost of sales	157,838	154,178	151,994	164,527

Gross profit	42,797	42,408	37,015	36,223

Gross margin	21.3%	21.6%	19.6%	18.0%
Selling, general and administrative expenses	17,927	22,253	18,127	23,261
Research expenses	2,499	2,141	2,066	2,354

	20,426	24,394	20,193	25,615

Operating profit before manufacturing facility closures, restructuring and other related charges	22,371	18,014	16,822	10,608
Manufacturing facility closures, restructuring and other related charges	181	142	660	963

Operating profit	22,190	17,872	16,162	9,645
Finance costs (income)
Interest	919	982	616	2,069
Other expense (income), net	(651)	395	(641)	380

	268	1,377	(25)	2,449

Earnings before income tax expense (benefit)	21,922	16,495	16,187	7,196
Income tax expense (benefit)
Current	3,281	1,249	1,063	(768)
Deferred	2,987	3,498	3,346	1,907

	6,268	4,747	4,409	1,139

Net earnings	15,654	11,748	11,778	6,057

Earnings per share
Basic	0.26	0.20	0.19	0.10
Diluted	0.26	0.19	0.19	0.10
Weighted average number of common shares outstanding
Basic	59,785,871	59,727,825	60,471,031	60,427,043
Diluted	60,879,777	61,739,717	62,198,126	62,307,696

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of November 10, 2016, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2016 and 2015 (“Financial Statements”). It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers and therefore can give rise to rounding differences.

Overview

The Company reported a 3.0% increase in revenue for the third quarter of 2016 compared to the third quarter of 2015 and a 2.2% increase in revenue for the first nine months of 2016 compared to the same period in 2015. The increase in revenue compared to the third quarter of 2015 was primarily due to the non-recurrence of the South Carolina Commissioning Revenue Reduction (defined later in this document) and additional revenue from the TaraTape acquisition, partially offset by a decrease in average selling price, including the impact of product mix. The increase in revenue for the first nine months of 2016 compared to the same period in 2015 was primarily due to additional revenue from the Better Packages and TaraTape acquisitions (“Acquisitions”), increased sales volume and a decrease in the South Carolina Commissioning Revenue Reduction, partially offset by a decrease in average selling price, including the impact of product mix. The Company estimates that its revenue for the third quarter and first nine months of 2016 was negatively impacted by the South Carolina Flood (defined later in this document) by approximately $9.9 million and $20.5 million, respectively, which is embedded in the changes in product mix and sales volume.

Gross margin increased to 21.7% in the third quarter of 2016 compared to 21.3% in the third quarter of 2015 primarily due to the favourable impact of the Company’s manufacturing cost reduction programs and an increase in the spread between selling prices and raw material costs. These favourable impacts were partially offset by the negative impact of the South Carolina Flood. Gross margin increased to 23.0% in the first nine months of 2016 compared to 20.8% for the same period in 2015. Gross margin increased primarily due to an increase in the spread between selling prices and lower raw material costs and the favourable impact of the Company’s manufacturing cost reduction programs. These favourable impacts were partially offset by the negative impact of the South Carolina Flood.

The Company estimates that the South Carolina Flood had a net negative impact on its gross profit of approximately $7.0 million and $7.2 million in the third quarter and first nine months of 2016, respectively. The South Carolina Flood impacts are due to lost gross profit related to reductions in revenue as well as incremental costs from alternative product sourcing net of insurance claim settlement proceeds received to date. On October 19, 2016, the Company and its insurers reached a settlement for the outstanding property and business interruption claims in the amount of $30.0 million, subject to a $0.5 million deductible, covering substantially all of the claimed losses associated with the South Carolina Flood. As the Company has already received $10.0 million in insurance claim settlement proceeds to date, this settlement is expected to result in a payment of $19.5 million to the Company and a significant positive impact on net earnings in the fourth quarter of 2016.

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company has set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and leverage production capacity in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities (“TaraTape Closure”). As a result of the TaraTape Closure, the Company increased its expectation of total synergies from this transaction to be between $4 and $6 million from the previous estimate of between $2 and $4 million of additional adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) by the end of 2017.

Net earnings for the third quarter of 2016 decreased to $6.3 million ($0.11 basic earnings per share and $0.10 diluted earnings per share) from $15.7 million for the third quarter of 2015 ($0.26 basic and diluted earnings per share). The decrease was primarily due to increases in (i) selling, general and administrative expenses (“SG&A”) mainly relating to stock-based and variable compensation expenses as well as a provision for the settlement of the outstanding litigation with the Company’s Chief Financial Officer recorded in the third quarter of 2016 (“Litigation Settlement”) discussed below; and (ii) manufacturing facility closure charges mainly related to the TaraTape Closure. These unfavourable impacts on net earnings were partially offset by a decrease in income tax expense and an increase in gross profit. The Company estimates that its net earnings for the third quarter of 2016 were negatively impacted by the South Carolina Flood by approximately $5.0 million.

Net earnings for the first nine months of 2016 decreased to $29.4 million ($0.50 basic earnings per share and $0.49 diluted earnings per share) from $39.2 million for the same period in 2015 ($0.65 basic earnings per share and $0.64 diluted earnings per share). The decrease was primarily due to increases in (i) SG&A mainly relating to stock-based and variable compensation expenses as well as employee related costs to support growth initiatives in the business; and (ii) manufacturing facility closure charges discussed below. These unfavourable impacts on net earnings were partially offset by an increase in gross profit and a decrease in income tax expense. The Company estimates that its net earnings for the first nine months of 2016 were negatively impacted by the South Carolina Flood by approximately $7.0 million.

Adjusted net earnings (a non-GAAP financial measure as defined and reconciled later in this document) for the third quarter of 2016 increased to $19.9 million ($0.34 basic adjusted earnings per share and $0.33 diluted adjusted earnings per share) from $12.9 million ($0.22 basic adjusted earnings per share and $0.21 diluted adjusted earnings per share) for the third quarter of 2015. Adjusted net earnings increased primarily due to a decrease in income tax expense and an increase in gross profit, partially offset by an increase in SG&A mainly relating to increases in variable compensation expenses and employee related costs to support growth initiatives in the business. The Company estimates that its adjusted net earnings for the third quarter of 2016 were negatively impacted by the South Carolina Flood by approximately $4.3 million.

Adjusted net earnings for the first nine months of 2016 increased to $54.3 million ($0.92 basic adjusted earnings per share and $0.90 diluted adjusted earnings per share) from $39.7 million ($0.66 basic adjusted earnings per share and $0.65 diluted adjusted earnings per share) for the same period in 2015. Adjusted net earnings increased primarily due to an increase in gross profit, a decrease in income tax expense and additional adjusted net earnings in 2016 derived from the Acquisitions. These favourable impacts on adjusted net earnings were partially offset by an increase in SG&A mainly relating to increases in variable compensation expenses and employee related costs to support growth initiatives in the business. The Company estimates that its adjusted net earnings for the first nine months of 2016 were negatively impacted by the South Carolina Flood by approximately $4.5 million.

Adjusted EBITDA for the third quarter of 2016 increased to $27.2 million from $26.8 million for the third quarter of 2015. The increase in adjusted EBITDA was primarily due to an increase in gross profit, partially offset by an increase in SG&A mainly relating to increases in variable compensation expenses and employee related costs to support growth initiatives in the business. The Company estimates that its adjusted EBITDA for the third quarter of 2016 was negatively impacted by the South Carolina Flood by approximately $6.9 million.

Adjusted EBITDA for the first nine months of 2016 increased to $84.3 million from $77.5 million for the same period in 2015. The increase in adjusted EBITDA was primarily due to an increase in gross profit and additional adjusted EBITDA in 2016 derived from the Acquisitions, partially offset by an increase in SG&A mainly relating to increases in variable compensation expenses and employee related costs to support growth initiatives in the business. The Company estimates that its adjusted EBITDA for the first nine months of 2016 was negatively impacted by the South Carolina Flood by approximately $6.9 million.

On November 10, 2016, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on December 30, 2016 to shareholders of record at the close of business on December 15, 2016.

Powerband Acquisition

On September 16, 2016, the Company, under a Share Purchase Agreement dated September 2, 2016, completed the purchase of 74% of the issued and outstanding shares in Powerband Industries Private Limited (doing business as “Powerband”), a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The remaining 26% will continue to be held by the Desai family which founded the Company in 1994. The Powerband acquisition is intended to further extend the Company’s product offering and presence in the global packaging market. Powerband generated approximately $32 million of revenue in its most recently completed fiscal year and it is expected that these acquired operations will be accretive to the Company’s net earnings. The Company paid in cash, funded primarily from the Company’s Revolving Credit Facility (defined later in this document), a purchase price of $43.4 million, subject to a post-closing working capital adjustment.

The Company has approved a plan to expand the production capacity within the Daman, India manufacturing facility as well as to further expand capacity by investing in the construction of a greenfield manufacturing facility in India (“Powerband Investment Projects”). Capital expenditures for the Powerband Investment Projects are currently estimated to total approximately $20 million, and the Projects’ after-tax internal rates of return are expected to exceed the Company’s hurdle rate of 15%. The Company is planning for the greenfield facility to be operational in 2018.

Columbia, South Carolina Flood Update

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently eight to nine months in advance of the planned shut down. Also as a result of the damage, production of masking tape was relocated to the Company’s Blythewood, South Carolina facility and temporarily to the Marysville, Michigan facility.

On October 19, 2016, the Company and its insurers reached a settlement for the outstanding property and business interruption claims in the amount of $30.0 million, subject to a $0.5 million deductible, covering substantially all of the claimed losses associated with the South Carolina Flood. The settlement is expected to result in a payment of $19.5 million to the Company and a significant positive impact on net earnings in the fourth quarter of 2016. The Company has received a total of $10.0 million in insurance claim settlement proceeds to date of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges in the fourth quarter of 2015 and $4.5 million and $0.5 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges, respectively, in the second quarter of 2016.

The Company estimates that the South Carolina Flood had the following negative impacts on its results:

•

Reductions in revenue of approximately $9.9 million and $20.5 million for the third quarter and first nine months of 2016, respectively, related to lost sales of masking tape and stencil products, and including $3.1 million and $3.4 million in quality-related masking tape product returns for the third quarter and first nine months of 2016, respectively. The masking tape product returns are expected to be non-recurring and the cause has been attributed to the required acceleration of the commercialization of these products following the South Carolina Flood;

•	Reductions in gross profit of approximately $7.0 million and $7.2 million for the third quarter and first nine months of 2016, respectively;

•	Reductions in net earnings of approximately $5.0 million and $7.0 million for the third quarter and first nine months of 2016, respectively;

•	Reductions in adjusted EBITDA of approximately $6.9 million for both the third quarter and first nine months of 2016; and

•	Reductions in adjusted net earnings of approximately $4.3 million and $4.5 million for the third quarter and first nine months of 2016, respectively.

The impact on gross profit, net earnings, adjusted net earnings and adjusted EBITDA includes lost gross profit on lost sales and quality-related masking tape product returns discussed above, as well as incremental costs from temporary alternative product sourcing net of insurance claim settlement proceeds received to date. Also included in the net earnings impact above is $1.1 million and $4.0 million in manufacturing facility closures, restructuring and other related charges for the third quarter and first nine months of 2016, respectively. These charges related primarily to site clean-up, damage to property and insurance claim preparation costs, partially offset by insurance claim settlement proceeds received in the second quarter of 2016 of $0.5 million within the same caption.

The Company expects the South Carolina Flood to continue to have some negative impact on results during the ongoing effort to restore masking tape and stencil product sales, including the related production processes, to pre-flood conditions. At this time, it is not possible to predict the extent and timing of the recovery of these lost sales, but the Company continues to aggressively re-establish its production processes and pursue opportunities to recapture the lost sales. The Company expects these efforts will most likely result in improvement in results over time.

South Carolina Project Update

The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” refers to temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project. “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. In addition, unless otherwise noted, the impact of the South Carolina Commissioning Revenue Reduction on gross profit and capital expenditures is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

The Blythewood, South Carolina facility’s duct tape production continued to have a net positive impact on gross profit and adjusted EBITDA in the third quarter and first nine months of 2016. In regards to masking tape production, the Company continues to work towards optimizing the related production processes, reducing inefficiencies and eliminating certain quality issues in relation to one of the masking tape products. These masking tape production inefficiencies largely offset the cost savings realized by the duct tape production resulting in a $0.5 million positive impact to the results realized in the third quarter of 2016.

The table below presents the impact of the South Carolina Project on gross profit and adjusted EBITDA:

	Three months ended			Nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2016	2016	2015	2016	2015
	$	$	$	$	$
Cost savings, net of production ramp-up inefficiencies	0.5	0.2	(0.6)	2.1	(1.9)
South Carolina Duplicate Overhead Costs	—	—	(1.3)	—	(4.3)

Impact on gross profit	0.5	0.2	(1.9)	2.1	(6.2)
Addback: Non-cash South Carolina Duplicate Overhead Costs	—	—	0.0	—	0.4

Impact on adjusted EBITDA	0.5	0.2	(1.9)	2.1	(5.8)

The Company recorded nil and $6.3 million in the third quarter and first nine months of 2016, respectively, for the South Carolina Commissioning Revenue Reduction. As previously stated, the impact of the South Carolina Commissioning Revenue Reduction on gross profit is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

As of September 30, 2016, capital expenditures for the South Carolina Project since inception totalled $60.7 million. South Carolina Project capital expenditures recorded were $0.9 million and $3.7 million for the third quarter and first nine months of 2016, respectively. Total capital expenditures for the South Carolina Project from inception to the completion of the project are not expected to increase significantly.

The Company still expects the cost savings from the South Carolina Project to have a significant incremental net positive impact on gross profit and adjusted EBITDA in 2016 when compared to the net negative impact realized in 2015, given the success of duct tape production and the expected improvements to masking tape production. The Company continues to work aggressively on optimizing the masking tape production process mainly through minimization of production waste and machine downtime as well as achieving target quality levels on one of the masking tape products. While it is expected that the annualized run-rate of the net savings could increase in the fourth quarter of 2016 as compared to the third quarter of 2016, the Company no longer expects to achieve the approximately $13 million of annualized savings by the beginning of 2017. The challenges that continue to be faced in regards to the production waste and machine downtime related to masking tape production are expected to improve incrementally over time due to the Company’s ongoing efforts, but it is uncertain if and when the Company will realize net savings that approach the estimate of approximately $13 million.

Despite the ongoing challenges faced in the South Carolina Project, the Company strongly believes that this leap in technological capability in terms of production efficiency, capacity and environmental footprint will benefit the Company’s operations and competitive position in the long term. As such, the Company remains committed to the Project. At this time, it is not expected that a material amount of additional capital expenditures will be required to achieve further improvement.

Outlook

•	The Company expects gross margin for 2016 to be between 23% and 24%, excluding the impact of the South Carolina Flood.

•	Adjusted EBITDA for 2016 is expected to be $117 to $123 million, excluding the impact of the South Carolina Flood.

•	Manufacturing cost reductions for 2016 are expected to be closer to the upper end of the previously announced range of between $8 and $11 million. This range excludes any cost savings related to the South Carolina Project.

•	Total capital expenditures for 2016 are expected to be between $55 and $65 million.

•	The Company expects a 25% to 30% effective tax rate for 2016. Cash taxes paid in 2016 are expected to be approximately half of the income tax expense in 2016.

•	The Company expects revenue, gross margin and adjusted EBITDA to be greater in the fourth quarter of 2016 than in the fourth quarter of 2015.

Results of Operations

Revenue

Revenue for the third quarter of 2016 totalled $206.6 million, a $5.9 million or 3.0% increase from $200.6 million for the third quarter of 2015 primarily due to:

•	The non-recurrence of the South Carolina Commissioning Revenue Reduction of $5.6 million in the third quarter of 2015; and

•	Additional revenue of $4.2 million from the TaraTape acquisition;

Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 1.9% which had an unfavourable impact of approximately $4.0 million primarily due to an unfavourable product mix in the woven and tape product categories.

The Company estimates that its revenue for the third quarter of 2016 was negatively impacted by the South Carolina Flood by approximately $9.9 million, which is embedded in the changes in product mix and sales volume.

Revenue for the third quarter of 2016 totalled $206.6 million, a $5.0 million or 2.5% increase from $201.5 million for the second quarter of 2016 primarily due to:

•	An increase in sales volume of approximately 1.7% or $3.6 million primarily due to an increase in demand for certain tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in carton sealing tape product offerings; and

•	growth in most woven products, particularly in the non-manufactured flexible intermediate bulk containers and specialty fabrics market; and

•	A decrease in the South Carolina Commissioning Revenue Reduction from $2.1 million in the second quarter of 2016 to nil in the third quarter of 2016.

The Company estimates that its revenue for the second and third quarters of 2016 was negatively impacted by the South Carolina Flood by approximately $5.5 million and $9.9 million, respectively, which is embedded in the changes in product mix and sales volume.

Revenue for the first nine months of 2016 totalled $598.9 million, a $12.7 million or 2.2% increase from $586.2 million for the same period in 2015 primarily due to:

•	Additional revenue of $22.7 million due to the Acquisitions;

•	An increase in sales volume, excluding the Acquisitions, of approximately 0.8% or $4.5 million primarily due to increased demand for certain tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in carton sealing tape product offerings; and

•	growth in the building and construction market; and

•	A decrease in the South Carolina Commissioning Revenue Reduction of $4.1 million to $6.3 million in the first nine months of 2016 from $10.4 million for the same period in 2015.

Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 3.2% or $18.6 million due to:

•	A lower average selling price mainly driven by lower petroleum-based raw material costs;

•	An unfavourable product mix primarily in the Company’s woven and tape product categories; and

•	An unfavourable impact of foreign exchange (“FX”) of approximately $2.0 million due to strengthening of the US dollar compared to the Canadian dollar.

The Company estimates that its revenue for the first nine months of 2016 was negatively impacted by the South Carolina Flood by approximately $20.5 million, which is embedded in the changes in product mix and sales volume.

Gross Profit and Gross Margin

Gross profit totalled $44.9 million for the third quarter of 2016, a $2.1 million or 4.8% increase from $42.8 million for the third quarter of 2015. Gross margin was 21.7% in the third quarter of 2016 and 21.3% in the third quarter of 2015.

•	Gross profit increased primarily due to the favourable impact of the Company’s manufacturing cost reduction programs, additional gross profit derived from the Acquisitions, an increase in the spread between selling prices and raw material costs and an increase in sales volume. These favourable impacts were partially offset by the negative impact of the South Carolina Flood.

•	Gross margin increased primarily due to the favourable impact of the Company’s manufacturing cost reduction programs and an increase in the spread between selling prices and raw material costs. These favourable impacts were partially offset by the negative impact of the South Carolina Flood.

•	The Company estimates that its gross profit for the third quarter of 2016 was negatively impacted by the South Carolina Flood by approximately $7.0 million.

Gross profit totalled $44.9 million for the third quarter of 2016, a $6.9 million or 13.4% decrease from $51.8 million for the second quarter of 2016. Gross margin was 21.7% in the third quarter of 2016 and 25.7% in the second quarter of 2016.

•	Gross profit decreased primarily due to the non-recurrence of the South Carolina Flood insurance claim settlement proceeds received in the second quarter of 2016, an increase in the negative impact of the South Carolina Flood and higher manufacturing overhead related to planned annual maintenance shut downs of certain manufacturing facilities. These unfavourable impacts were partially offset by an increase in sales volume.

•	Gross margin decreased primarily due to the non-recurrence of the South Carolina Flood insurance claim settlement proceeds received in the second quarter of 2016, an increase in the negative impact of the South Carolina Flood and higher manufacturing overhead related to planned annual maintenance shut downs of certain manufacturing facilities.

•	The Company estimates that its gross profit for the third quarter of 2016 was negatively impacted by the South Carolina Flood by approximately $7.0 million as compared to a net positive impact in the second quarter of 2016 of approximately $2.5 million as a result of insurance claim settlement proceeds.

Gross profit totalled $137.8 million for the first nine months of 2016, a $15.5 million or 12.7% increase from $122.2 million for the same period in 2015. Gross margin was 23.0% in the first nine months of 2016 and 20.8% for the same period in 2015.

•	Gross profit increased primarily due to an increase in the spread between selling prices and lower raw material costs, additional gross profit derived from the Acquisitions and the favourable impact of the Company’s manufacturing cost reduction programs. These favourable impacts were partially offset by the negative impact of the South Carolina Flood.

•	Gross margin increased primarily due to an increase in the spread between selling prices and lower raw material costs and the favourable impact of the Company’s manufacturing cost reduction programs. These favourable impacts were partially offset by the negative impact of the South Carolina Flood.

•	The Company estimates that its gross profit for the first nine months of 2016 was negatively impacted by the South Carolina Flood by approximately $7.2 million.

Selling, General and Administrative Expenses

SG&A for the third quarter of 2016 totalled $27.3 million, a $9.4 million or 52.5% increase from $17.9 million for the third quarter of 2015. The increase was primarily due to an increase in stock-based and variable compensation expenses and the provision for the Litigation Settlement.

SG&A for the third quarter of 2016 increased $1.1 million or 4.0% from $26.3 million in the second quarter of 2016. The increase was primarily due to the provision for the Litigation Settlement.

SG&A for the first nine months of 2016 totalled $77.0 million, an $18.7 million or 32.1% increase from $58.3 million for the same period in 2015. The increase was primarily due to an increase in stock-based and variable compensation expense, and employee related costs to support growth initiatives in the business.

Manufacturing Facility Closures, Restructuring and Other Related Charges

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company has set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and leverage production capacity in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities. As a result of the TaraTape Closure, the Company increased its expectation of total synergies from this transaction to be between $4 and $6 million of additional adjusted EBITDA by the end of 2017 from the previous estimate of between $2 and $4 million. In the third quarter of 2016, the Company recorded $5.0 million mainly in non-cash charges related to impairment of property, plant and equipment, intangible assets and inventory. The Company expects to incur an additional $1 to $2 million mainly in cash charges related primarily to idle facility and equipment relocation costs.

Manufacturing facility closures, restructuring and other related charges for the third quarter of 2016 totaled $6.3 million, a $6.1 million increase from $0.2 million for the third quarter of 2015. The increase from the third quarter of 2015 was primarily due to (i) $5.0 million of TaraTape Closure charges as discussed above and (ii) $1.1 million of South Carolina Flood costs.

Manufacturing facility closures, restructuring and other related charges for the third quarter of 2016 increased $4.2 million from $2.1 million in the second quarter of 2016, primarily due to TaraTape Closure charges discussed above, partially offset by a decrease in South Carolina Flood and other project costs.

Manufacturing facility closures, restructuring and other related charges for the first nine months of 2016 totaled $10.2 million, a $9.2 million increase from $1.0 million for the same period in 2015, primarily due to (i) $5.0 million for TaraTape Closure charges discussed above and (ii) $4.0 million of South Carolina Flood costs net of the benefit from insurance claim settlement proceeds of $0.5 million.

The South Carolina Flood costs recorded within this caption in the third quarter and first nine months of 2016 are discussed in the section above entitled “Columbia, South Carolina Flood Update”.

Finance Costs

Finance costs for the third quarter of 2016 totalled $1.4 million, a $1.2 million increase from $0.3 million in the third quarter of 2015 primarily due to an FX loss in the third quarter of 2016, compared to an FX gain during the third quarter of 2015.

Finance costs for the third quarter of 2016 were approximately the same as in the second quarter of 2016.

Finance costs for the first nine months of 2016 totalled $3.8 million, a $2.1 million increase from $1.6 million in the same period in 2015. This increase is primarily due to lower FX gains in 2016 and higher interest expense as a result of (i) a higher average amount of debt outstanding, (ii) entering into an interest rate swap agreement in August of 2015 and (iii) a higher average cost of debt.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The table below reflects the calculation of the Company’s effective tax rate:

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
	$	$	$	$	$
Income tax expense	1.2	5.6	6.3	9.8	15.4
Earnings before income tax expense	7.5	19.3	21.9	39.3	54.6
Effective tax rate	16.4%	29.1%	28.6%	25.1%	28.2%

The decrease in the effective tax rate in the third quarter of 2016 as compared to the same period in 2015 is primarily due to a change in the mix of earnings between jurisdictions and the income tax expense incurred during the third quarter of 2015 as a result of a decrease in the estimated future income tax deduction for equity-settled share-based compensation. The decrease in the effective tax rate compared to the second quarter of 2016 is primarily due to a change in the mix of earnings between jurisdictions. The decrease in the effective tax rate in the first nine months of 2016 as compared to the same period in 2015 is primarily due to the income tax expense incurred during the third quarter of 2015 as a result of a decrease in the estimated future income tax deduction for equity-settled share-based compensation.

Net Earnings

Net earnings for the third quarter of 2016 totalled $6.3 million, a $9.4 million decrease from $15.7 million for the third quarter of 2015, primarily due to increases in SG&A and manufacturing facility closures, restructuring and other related charges. These unfavourable impacts on net earnings were partially offset by a decrease in income tax expense and an increase in gross profit. The Company estimates that its net earnings for the third quarter of 2016 were negatively impacted by the South Carolina Flood by approximately $5.0 million.

Net earnings for the third quarter of 2016 decreased $7.4 million from $13.7 million for the second quarter of 2016, primarily due to a decrease in gross profit and an increase in manufacturing facility closures, restructuring and other related charges, partially offset by a decrease in income tax expense mainly due to lower earnings. The Company estimates that its net earnings for the third quarter of 2016 were negatively impacted by the South Carolina Flood by approximately $5.0 million as compared to a net positive impact in the second quarter of 2016 of approximately $0.7 million as a result of insurance claim settlement proceeds.

Net earnings for the first nine months of 2016 totalled $29.4 million, a $9.7 million decrease from $39.2 million for the same period in 2015. The decrease was primarily due to increases in SG&A and manufacturing facility closures, restructuring and other related charges, partially offset by an increase in gross profit and a decrease in income tax expense. The Company estimates that its net earnings for the first nine months of 2016 were negatively impacted by the South Carolina Flood by approximately $7.0 million.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
	$	$	$	$	$
Net earnings	6.3	13.7	15.7	29.4	39.2
Manufacturing facility closures, restructuring and other related charges	6.3	2.1	0.2	10.2	1.0
Stock-based compensation expense (benefit)	2.4	2.5	(1.2)	6.6	0.9
Impairment of long-lived assets and other assets	0.0	0.1	0.0	0.2	0.0
Loss (gain) on disposals of property, plant and equipment	0.0	0.1	(1.0)	0.1	(1.0)
Other Item: Litigation Settlement	1.9	—	—	1.9	—
Income tax effect of these items	3.0	1.8	(0.7)	5.9	(0.4)

Adjusted net earnings	19.9	20.3	12.9	54.3	39.7

Earnings per share
Basic	0.11	0.23	0.26	0.50	0.65
Diluted	0.10	0.22	0.26	0.49	0.64
Adjusted earnings per share
Basic	0.34	0.35	0.22	0.92	0.66
Diluted	0.33	0.33	0.21	0.90	0.65
Weighted average number of common shares outstanding
Basic	58,696,647	58,657,691	59,785,871	58,670,099	59,992,401
Diluted	60,870,914	60,834,393	60,879,777	60,609,468	61,145,526

Adjusted net earnings totalled $19.9 million for the third quarter of 2016, a $7.0 million increase from $12.9 million for the third quarter of 2015. Adjusted net earnings increased primarily due to a decrease in income tax expense and an increase in gross profit, partially offset by an increase in SG&A. The Company estimates that its adjusted net earnings for the third quarter of 2016 were negatively impacted by the South Carolina Flood by approximately $4.3 million.

Adjusted net earnings for the third quarter of 2016 decreased $0.4 million from $20.3 million for the second quarter of 2016, primarily due to a decrease in gross profit, partially offset by a decrease in income tax expense. The Company estimates that its adjusted net earnings for the third quarter of 2016 were negatively impacted by the South Carolina Flood by approximately $4.3 million as compared to a net positive impact in the second quarter of 2016 of approximately $1.6 million as a result of insurance claim settlement proceeds.

Adjusted net earnings for the first nine months of 2016 totalled $54.3 million, a $14.6 million increase from $39.7 million for the same period in 2015. Adjusted net earnings increased primarily due to an increase in gross profit, a decrease in income tax expense and additional adjusted net earnings in 2016 derived from the Acquisitions, partially offset by an increase in SG&A. The Company estimates that its adjusted net earnings for the first nine months of 2016 were negatively impacted by the South Carolina Flood by approximately $4.5 million.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because they believe that they allow management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
	$	$	$	$	$
Net earnings	6.3	13.7	15.7	29.4	39.2
Interest and other finance costs	1.4	1.4	0.3	3.8	1.6
Income tax expense	1.2	5.6	6.3	9.8	15.4
Depreciation and amortization	7.7	7.4	6.6	22.3	20.3

EBITDA	16.6	28.1	28.8	65.3	76.5
Manufacturing facility closures, restructuring and other
related charges	6.3	2.1	0.2	10.2	1.0
Stock-based compensation expense (benefit)	2.4	2.5	(1.2)	6.6	0.9
Impairment of long-lived assets and other assets	0.0	0.1	0.0	0.2	0.0
Loss (gain) on disposal of plant, property and equipment	0.0	0.1	(1.0)	0.1	(1.0)
Other Item: Litigation Settlement	1.9	—	—	1.9	—

Adjusted EBITDA	27.2	33.0	26.8	84.3	77.5

Adjusted EBITDA totalled $27.2 million for the third quarter of 2016, a $0.4 million or 1.6% increase from $26.8 million for the third quarter of 2015. The increase in adjusted EBITDA was primarily due to an increase in gross profit, partially offset by an increase in SG&A. The Company estimates that its adjusted EBITDA for the third quarter of 2016 was negatively impacted by the South Carolina Flood by approximately $6.9 million.

Adjusted EBITDA for the third quarter of 2016 decreased $5.7 million or 17.4% from $33.0 million for the second quarter of 2016, primarily due to a decrease in gross profit. The Company estimates that its adjusted EBITDA for the third quarter of 2016 was negatively impacted by the South Carolina Flood by approximately $6.9 million as compared to a net positive impact in the second quarter of 2016 of approximately $2.6 million as a result of insurance claim settlement proceeds.

Adjusted EBITDA for the first nine months of 2016 totalled $84.3 million, a $6.8 million or 8.8% increase from $77.5 million for the same period in 2015. The increase in adjusted EBITDA was primarily due to an increase in gross profit and additional adjusted EBITDA in 2016 derived from the Acquisitions, partially offset by an increase in SG&A. The Company estimates that its adjusted EBITDA for the first nine months of 2016 was negatively impacted by the South Carolina Flood by approximately $6.9 million.

Comprehensive Income

Comprehensive income is comprised of net earnings and other comprehensive income (loss). Comprehensive income totalled $6.4 million for the third quarter of 2016, a $3.4 million decrease from $9.8 million for the third quarter of 2015, primarily due to a decrease in net earnings in the third quarter of 2016, partially offset by a reduction in the unfavourable FX impact from cumulative translation adjustments during the third quarter of 2016 compared to the third quarter of 2015.

Comprehensive income for the third quarter of 2016 decreased $6.4 million from $12.9 million for the second quarter of 2016, primarily due to a decrease in net earnings in the third quarter of 2016, partially offset by a decrease in the fair value of interest rate swaps in 2016 compared to an increase in the second quarter of 2016.

Comprehensive income totalled $32.7 million for the first nine months of 2016, a $4.9 million increase from $27.8 million for the same period in 2015, primarily due to a favourable FX impact from cumulative translation adjustments in 2016 compared to an unfavourable FX impact in 2015, partially offset by a decrease in net earnings in 2016.

Off-Balance Sheet Arrangements

Except as noted below, there have been no material changes with respect to off-balance sheet arrangements since December 31, 2015 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2015.

Effective May 1, 2016, the Company entered into a five-year electricity service contract for one of its manufacturing facilities under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $12 million as of September 30, 2016 and would decline monthly based on actual service billings to date.

Working Capital

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 63 in the third quarter of 2016 from 60 in the third quarter of 2015 and decreased from 68 in the second quarter of 2016. Inventories increased $10.2 million to $110.8 million as of September 30, 2016 from $100.6 million as of December 31, 2015 primarily due to an increase in raw materials purchases, including pre-buys and additional inventory resulting from the Powerband acquisition.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased to 42 in the third quarter of 2016 from 41 in the third quarter of 2015 and 40 in the second quarter of 2016. Trade receivables increased $14.9 million to $93.4 million as of September 30, 2016 from $78.5 million as of December 31, 2015, primarily due to an increase in the amount of revenue invoiced in the third quarter of 2016 as compared to the fourth quarter of 2015.

The calculations are shown in the following tables:

	Three months ended				Three months ended
	Sept. 30,	June 30,	Sept. 30,		Sept. 30,	June 30,	Sept. 30,
	2016	2016	2015		2016	2016	2015
Cost of sales (1)	$161.7	$149.7	$157.8	Revenue (1)	$206.6	$201.5	$200.6
Days in quarter	92	91	92	Days in quarter	92	91	92

Cost of sales per day (1)	$1.76	$1.65	$1.72	Revenue per day (1)	$2.25	$2.21	$2.18
Average inventory (1)	$111.0	$111.8	$103.7	Trade receivables (1)	$93.4	$88.0	$89.2

Days inventory	63	68	60	DSO	42	40	41

Days inventory is calculated as follows:				DSO is calculated as follows:
Cost of sales ÷ Days in quarter = Cost of sales per day				Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory				Ending trade receivables ÷ Revenue per day = DSO
Average inventory ÷ Cost of goods sold per day = Days inventory
(1) In millions of US dollars

Accounts payable and accrued liabilities decreased $4.7 million to $77.6 million as of September 30, 2016 from $82.2 million as of December 31, 2015 primarily due to a decrease in payables associated with the timing of payments for inventory, partially offset by a provision for South Carolina Flood related masking tape product returns discussed above, and the addition of Powerband accounts payable and accrued liabilities.

Liquidity

The Company finances its operations through a combination of cash flows from operations and borrowings under its five-year $300 million revolving credit facility with a syndicate of financial institutions, which includes an incremental accordion feature of $150 million that could enable the Company to increase the limit of this facility by up to $150 million (subject to the terms of the revolving credit facility and lender participation) if needed (“Revolving Credit Facility”).

The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfil its obligations for the foreseeable future.

The Company has access to the Revolving Credit Facility through November 2019. As of September 30, 2016, the Company had drawn a total of $188.9 million, resulting in loan availability of $111.1 million. In addition, the Company had $5.6 million of cash, yielding total cash and loan availability of $116.7 million as of September 30, 2016.

The Company believes it has sufficient funds from cash flows from operating activities, funds available under the Revolving Credit Facility and cash on hand to meet its expected capital expenditures and working capital requirements for at least the next twelve months.

Cash Flows

Cash flows from operating activities decreased in the third quarter of 2016 by $12.1 million to $21.7 million from $33.8 million in the third quarter of 2015 primarily due to (i) an increase in inventory due to raw material purchases, including pre-buys and additional inventory resulting from the Powerband acquisition in September 2016, and (ii) an increase in federal income taxes paid in the third quarter of 2016.

Cash flows from operating activities decreased in the third quarter of 2016 by $2.7 million from $24.4 million in the second quarter of 2016 primarily due to a decrease in net earnings in the third quarter of 2016, partially offset by increases in (i) accounts payable and accrued liabilities primarily associated with the timing of payments for inventory and (ii) the provision for the Litigation Settlement.

Cash flows from operating activities decreased in the first nine months of 2016 by $15.7 million to $44.7 million from $60.4 million in the same period in 2015 primarily due to (i) an increase in inventory due to raw material purchases, including pre-buys in 2016 (ii) an increase in trade receivables resulting from the amount and timing of revenue invoiced in 2016 compared to 2015 and (iii) an increase in federal income taxes paid in the first nine months of 2016.

Cash flows used for investing activities increased in the third quarter of 2016 by $46.8 million to $56.1 million from $9.2 million in the third quarter of 2015 and by $42.3 million from $13.8 million in the second quarter of 2016. Cash flows used for investing activities increased in the first nine months of 2016 by $39.9 million to $79.4 million from $39.5 million in same period in 2015. The increase in all periods was primarily due to the Powerband acquisition in September 2016 for approximately $43.4 million.

Cash flows from financing activities increased $52.5 million to an inflow of $28.2 million in the third quarter of 2016 from an outflow of $24.3 million in the third quarter of 2015, primarily due to an increase in net borrowings to fund the Powerband acquisition in September 2016 and a decrease in repurchases of common shares in the third quarter of 2016.

Cash flows from financing activities increased $40.4 million in the third quarter of 2016 from a $12.2 million outflow in the second quarter of 2016 primarily due to an increase in net borrowings to fund the Powerband acquisition in September 2016.

Cash flows from financing activities increased in the first nine months of 2016 by $36.0 million to an inflow of $23.4 million compared to an outflow of $12.6 million in the same period in 2015, primarily due to a decrease in the repurchases of common shares in 2016 and a decrease in repayments of debt in 2016 compared to 2015.

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows are defined by the Company as cash flows from operating activities less purchases of property, plant and equipment. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
	$	$	$	$	$
Cash flows from operating activities	21.7	24.4	33.8	44.7	60.4
Less purchases of property, plant and equipment	(12.5)	(13.8)	(10.6)	(35.8)	(25.8)

Free cash flows	9.2	10.6	23.2	8.9	34.6

Free cash flows decreased in the third quarter of 2016 by $14.0 million to $9.2 million from $23.2 million in the third quarter of 2015 and by $1.4 million from $10.6 million in the second quarter of 2016. The change in both periods was primarily due to a decrease in cash flows from operating activities.

Free cash flows decreased in the first nine months of 2016 by $25.7 million to $8.9 million from $34.6 million for the same period in 2015, primarily due to a decrease in cash flows from operating activities and an increase in capital expenditures during 2016.

Long-Term Debt

The Company’s Revolving Credit Facility is with a syndicate of financial institutions and includes an incremental accordion feature of $150 million that could enable the Company to increase the limit of this facility by up to $150 million (subject to the Revolving Credit Facility’s terms and lender participation) if needed.

As of September 30, 2016, the Company had drawn a total of $188.9 million against the Revolving Credit Facility, which consisted of $187.1 million of borrowings and $1.8 million of standby letters of credit.

The Company had total cash and loan availability of $116.7 million as of September 30, 2016 compared to $182.3 million as of December 31, 2015.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (150 basis points as of September 30, 2016). The LIBOR rate varies depending on the specific term of the outstanding LIBOR tranche within the Revolving Credit Facility. As of September 30, 2016, $180.0 million of borrowings was priced at 30-day US Dollar LIBOR and $5.0 million of US Dollar equivalent borrowings was priced at the 30-day Canadian Dollar Offering Rate, and $2.1 million of borrowings was priced at the US prime rate.

The Revolving Credit Facility has three primary financial covenants: (1) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a purchase price of $50 million or more, (2) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (3) the aggregate amount of all capital expenditures in any fiscal year may not exceed $50 million. However, any portion of the allowable $50 million of capital expenditures not expended in the year may be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter. The unused capital expenditures were $15.7 million as of December 31, 2015, resulting in total allowable capital expenditures of $65.7 million for the 2016 fiscal year.

The Company was in compliance with all three financial covenants, which were 1.92, 6.52 and $35.8 million, respectively, as of September 30, 2016.

Capital Expenditures

Capital expenditures totalled $12.5 million and $35.8 million for the third quarter and first nine months of 2016, as funded by the Revolving Credit Facility and cash flows from operations. The Company had commitments to suppliers to purchase machines and equipment totalling $36.2 million as of September 30, 2016, primarily to support capacity expansion projects and other initiatives discussed in the section entitled “Capital Resources” in the Company’s MD&A as of and for the year ended December 31, 2015. Capital commitments, as of September 30, 2016, are expected to be paid out in the next twelve months.

The Company has approved additional strategic and potentially high-return initiatives identified during 2016 including a plan to upgrade technology and expand capacity of stretch film production in the Danville, Virginia manufacturing facility (“Stretch Film Project”) and the Powerband Investment Projects discussed above. The Stretch Film Project capital expenditures are currently estimated to total approximately $11.0 million and the Project is expected to be operational in 2018.

Contractual Obligations

Except as noted in the section entitled “Off-Balance Sheet Arrangements” above, there have been no material changes with respect to contractual obligations since December 31, 2015 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Contractual Obligations” in the Company’s MD&A as of and for the year ended December 31, 2015.

Capital Stock and Dividends

As of September 30, 2016, there were 58,645,335 common shares of the Company outstanding.

The table below summarizes equity-settled share-based compensation activity that occurred during the following periods:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Stock options exercised	42,500	443,750	125,000	596,250
Cash proceeds (in millions of US dollars)	$0.3	$0.8	$0.8	$1.3
Stock options expired or forfeited	16,250	—	16,250	2,500
PSUs granted	—	—	392,572	363,600
PSUs cancelled	25,688	1,770	28,696	1,770
DSUs granted	40,951	9,345	52,665	46,142
Shares issued upon DSU settlement	—	—	—	6,397

On August 10, 2016, the Board of Directors amended the Company’s dividend policy to increase the annualized dividend from $0.52 to $0.56 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends.

The Company paid a cash dividend of $0.13, $0.13, and $0.14 per common share on March 31, June 30, and September 30, 2016 to shareholders of record at the close of business on March 21, June 15, and September 15, 2016, respectively.

On November 10, 2016, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on December 30, 2016 to shareholders of record at the close of business on December 15, 2016.

The dividends paid and payable in 2016 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

On July 10, 2015, the Company entered into a normal course issuer bid (“NCIB”) which entitled the Company to repurchase for cancellation up to 4,000,000 of the Company’s common shares issued and outstanding. This NCIB, which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016. This renewed NCIB expires on July 13, 2017. As of September 30 and November 10, 2016, 4,000,000 shares remained available for repurchase under the NCIB.

The table below summarizes the NCIB activity that occurred during the following periods:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Common shares repurchased	—	1,153,500	147,200	2,120,588
Average price per common share including commissions	—	CDN$14.38	CDN$15.77	CDN$15.73
Total purchase price including commissions (1)	—	$12.5	$1.7	$26.0

(1)	In millions of US dollars

Financial Risk, Objectives and Policies

There has been no material change with respect to financial risk, objectives and policies since December 31, 2015 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Financial Risk, Objectives and Policies” in the Company’s MD&A as of and for the year ended December 31, 2015.

Litigation

On November 5, 2015, the Company’s former Chief Financial Officer filed a lawsuit against the Company in the United States District Court for the Middle District of Florida alleging certain violations by the Company related to the terms of his employment and his termination. On October 20, 2016, the Company and the former Chief Financial Officer agreed to a settlement of the outstanding litigation. Pursuant to the terms of the confidential settlement agreement, the Company has recorded a provision of $1.9 million as of September 30, 2016 for full and complete settlement of all matters between the parties with respect to the litigation. The Company paid the settlement in full in October 2016.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of September 30, 2016 with the exception of the item discussed in the paragraph above.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in the Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods. The Financial Statements should be read in conjunction with the Company’s 2015 annual audited consolidated financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 16 – Leases which will replace IAS 17 – Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer

of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of September 30, 2016 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2015, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future sales and financial results, the Powerband acquisition, the South Carolina Flood, the South Carolina Project, the TaraTape Closure, the Powerband Investment Projects, Stretch Film Project, income tax and effective tax rate, availability of funds and credit, level of indebtedness, payment of dividends, capital and other significant expenditures, working capital requirements, liquidity, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information – Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2015 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.